The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement                                                                SUBJECT TO COMPLETION                                                                           May 11, 2009

Pricing Supplement dated May [ ], 2009
to the Product Prospectus Supplement dated May 8, 2009,
the Prospectus dated January 5, 2007 and
the Prospectus Supplement dated February 28, 2007
$ Royal Bank of Canada Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy, due July 9, 2010

Royal Bank of Canada is offering the Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy, due July 9, 2010 (the “notes”).  The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 8, 2009 describe terms that will apply generally to the notes, including any notes you purchase.  Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement.  In the event of any conflict, this pricing supplement will control.  You should read this pricing supplement carefully.

Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series C
Underwriter:	RBC Capital Markets Corporation
Currency:	U.S. Dollars
Minimum Investment:	$1,000
Pricing Date:	June 4, 2009
Issue Date:	June 9, 2009
CUSIP:	78008GW40
Valuation Date:	July 6, 2010, subject to extension for market and other disruptions, as described in the product prospectus supplement.
Interest Payable:	None.
Participation Rate:	98.10%
Payment at Maturity (if held to maturity):
At maturity, for each $1,000 principal amount of your notes, you will receive a cash payment equal to the product of (a) $1,000, (b) the Participation Rate and (c) one plus the Portfolio Performance.  This amount will not be less than zero.

Portfolio Performance (if held to maturity):
The Portfolio Performance will be determined as follows:

C(f) is the Final Value of the Portfolio, “C”, on the Valuation Date.  C(i) represents a hypothetical initial investment (the “Initial Investment”) in the Portfolio as of the Pricing Date, and will equal the product of (a) $1,000 and (b) the Participation Rate.

Adjustment Amount:
Each time that the Portfolio is reallocated on a Portfolio Calculation Day, the calculation agent will calculate an Adjustment Amount that will reduce the value of the Portfolio on the following Portfolio Calculation Day (or the valuation day, as applicable).  See the section “The Value of the Portfolio—Reallocation of the Portfolio on a Portfolio Calculation Day—Adjustment Events” in the product prospectus supplement for additional information regarding how the Adjustment Amount will be calculated and its impact on the value of the Portfolio.

Adjustment Rate:	0.15%
Composition of the Portfolio:
The hypothetical Portfolio to which the notes are linked consists of a combination of (a) cash and/or (b) a long position or a short position in the S&P 500® Total Return Index.  The Portfolio will be reallocated on a monthly basis as of each Portfolio Calculation Day, based upon the Recommended Equity Allocation (“REA”) Percentage produced by the Strategy each month as described in the product prospectus supplement.  See the sections “The EquityCompass Equity Risk Management Strategy” and “The Value of the Portfolio” in the product prospectus supplement for additional information regarding the Strategy and the composition of the Portfolio.

Final Value:	The value of the Portfolio on the Valuation Date, as described in the product prospectus supplement.
Automatic Call:
If, on any trading day before the Valuation Date, the calculation agent determines that the Portfolio Performance is less than or equal to -50% (negative 50%) (the “Call Trigger Date”), then we will automatically redeem the notes on the Call Date.  To determine the amount payable on the notes on the Call Date, the Portfolio Performance will be calculated on the Early Valuation Date.

	Call Date:	The fourth business day following the Call Trigger Date, subject to extension for market and other disruptions, as described in the product prospectus supplement.
	Early Valuation Date:	The first trading day following the Call Trigger Date, subject to extension for market and other disruptions, as described in the product prospectus supplement.
Maturity Date:	July 9, 2010, subject to extension for market and other disruptions, as described in the product prospectus supplement.
Term:	13 months
Calculation Agent:	The Bank of New York Mellon
Principal at Risk:	The notes are NOT principal protected. You may lose all or a substantial portion of your principal amount at maturity if the Final Value of the Portfolio is less than $1,000.
U.S. Tax Treatment:
By purchasing a note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.

For further discussion of the U.S. federal tax consequences applicable to the notes, please see the discussion in the prospectus, the prospectus supplement and the product prospectus supplement which applies to your investment in the notes.

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Secondary Market:
RBC Capital Markets Corporation (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the notes after the Issue Date.  The amount that you may receive upon sale of your notes prior to maturity may be less than your initial investment in the notes.

Listing:	The notes will not be listed on any securities exchange or quotation system.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 5, 2007).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on page p-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated May 8, 2009, as modified by this pricing supplement.

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page S-1 of the prospectus supplement dated February 28, 2007 and “Additional Risk Factors Specific to Your Notes” beginning on page PS-3 of the product prospectus supplement dated May 8, 2009.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of the notes or determined that this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.  The notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program.

	Per Note	Total
Price to public	%	$
Underwriting discounts and commission	%	$
Proceeds to Royal Bank	%	$

The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is 99.00%.  The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize.  These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes.  As a result, you may experience an immediate and substantial decline in the market value of your notes on the Issue Date.

If the notes priced on the date of this preliminary pricing supplement, the underwriters would receive a commission of approximately $14.00 per $1,000 in principal amount of the notes and would use a portion of that commission to allow selling concessions to other dealers of approximately $14.00 per $1,000 in principal amount of the notes.  The other dealers may forgo, in their sole discretion, some or all of their selling concessions.  If the notes priced on the date of this preliminary pricing supplement, the price of the notes would also include a profit of $5.00 per $1,000 in principal amount earned by Royal Bank of Canada in hedging its exposure under the notes.  In no event will the total of the commission received by the underwriters, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada exceed $19.00 per $1,000 in principal amount of the notes.

The underwriters may use this pricing supplement in the initial sale of the notes.  In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the notes after their initial sale.  Unless an underwriter informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets Corporation

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ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 8, 2009, relating to our Senior Global Medium-Term Notes, Series C, of which these notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated February 28, 2007 and “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement dated May 8, 2009, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.  You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007: http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/o34295e424b3.htm

Prospectus Supplement dated February 28, 2007: http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/o35030e424b3.htm

Product Prospectus Supplement dated May 8, 2009:
http://www.sec.gov/Archives/edgar/data/1000275/000121465909001154/f5792424b5.htm

Our SEC file number is 333-139359.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

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HYPOTHETICAL RETURNS

The examples set out below are included for illustration purposes only.  The hypothetical values of the Portfolio are not estimates or forecasts of the Final Value or the value of the Portfolio on any trading day prior to the Valuation Date.  Each example assumes that a holder has purchased notes with an aggregate principal amount of $1,000, the Participation Rate of 98.10%, the Initial Investment of $981.00 and that no market disruption event has occurred.

Example 1 — The hypothetical Final Value of the Portfolio is $762.85:

Portfolio Performance =       = -0.2224 (rounded to four decimal places)

Payment at Maturity = $1,000 x 98.10% x (1 + (-0.2224)) = $762.8256 (rounded to four decimal places)

Example 2 — The hypothetical Final Value of the Portfolio is $1,209.08:

Portfolio Performance =        = 0.2325 (rounded to five decimal places)

Payment at Maturity = $1,000 × 98.10% × (1 + 0.2325) = $1,209.0825 (rounded to four decimal places)

Example 3 — The hypothetical value of the Portfolio on a trading day is $484.52 and there is an Automatic Call:

Portfolio Performance on the Call Trigger Date =     = -0.5061 (rounded to four decimal places)

The hypothetical value of the Portfolio on the Early Valuation Date, which is one trading day after the Call Trigger Date, is $474.38 and the Portfolio Performance on the Early Valuation Date is:

 = -0.5164 (rounded to four decimal places)

Payment on the Call Date = $1,000 × 98.10% × (1 + (-0.5164)) = $474.4116 (rounded to four decimal places)

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ADDITIONAL INFORMATION REGARDING THE PORTFOLIO AND THE INDEX

Please refer to the description of the EquityCompass Equity Risk Management Strategy and the Portfolio beginning on page PS-19 of the product prospectus supplement for a full description of the Strategy and the Portfolio.  Please refer to the description of the S&P 500 Total Return Index beginning on page PS-30 of the product prospectus supplement for a full description of the Index.

 Historical Information

The table below sets forth the following information with respect to the Index and the Portfolio, for each calendar month from January 2007 to April 2009:

•	the REA Percentage that was in effect with respect to the Strategy for the applicable month;

•	the level of the Index as of the last trading day of the applicable month, based on data provided by Bloomberg;

•	the percentage increase or decrease in the level of the Index from the beginning of the applicable month until the last trading day of the applicable month, based on data provided by Bloomberg;

•	the value of the Portfolio (based on a hypothetical value of $1,000 as of December 29, 2006), based on data provided by the Sponsor; and

•	the percentage increase or decrease in the value of the Portfolio from the beginning until the end of the applicable month, based on data provided by the Sponsor.

In addition to the information set forth in the table below, the term of the notes is expected to be 13 months.  A hypothetical investment in the Strategy from March 31, 2008 to April 30, 2009 (a term corresponding to the approximate term of the notes, and a maturity date occurring three business days before the date of this pricing supplement) would have generated a return of approximately 23.45%.  In contrast, the return of the Index during that period was -32.16%.

The historical levels and returns of the Index and the Portfolio should not be taken as an indication of their future performance, and no assurance can be given as to the Final Value or the value of the Portfolio on any trading day prior to the Valuation Date.  We cannot give you assurance that the performance of the Index or the Portfolio will result in any return on your investment in the notes, or that you will not lose any portion of your investment.

In particular, we note that the amounts above and below relating to the Portfolio and the Strategy do not reflect the accrual of any interest on the cash portion of the Portfolio, or the impact of the Participation Rate and the Adjustment Amounts, as would apply to an investment in the notes.  The amounts shown are intended solely to provide an indication of movements in the Portfolio during the indicated periods, and should not be construed to be indicative of the future performance of the notes, or the amount that you will receive at maturity.

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		The Index		EquityCompass Equity Risk Management Portfolio
Date	REA %	Index Level	% Change	Value Indexed to 1,000	% Change

12/29/2006	100%	2,186.13		1,000.00
1/31/2007	100%	2,219.19	1.51%	1,015.12	1.51%
2/28/2007	100%	2,175.79	-1.96%	995.27	-1.96%
3/30/2007	100%	2,200.12	1.12%	1,006.40	1.12%
4/30/2007	100%	2,297.58	4.43%	1,050.98	4.43%
5/31/2007	100%	2,377.75	3.49%	1,087.65	3.49%
6/29/2007	100%	2,338.25	-1.66%	1,069.58	-1.66%
7/31/2007	100%	2,265.75	-3.10%	1,036.42	-3.10%
8/31/2007	100%	2,299.75	1.50%	1,051.96	1.50%
9/28/2007	100%	2,385.72	3.74%	1,091.30	3.74%
10/31/2007	100%	2,423.67	1.59%	1,108.66	1.59%
11/30/2007	100%	2,322.34	-4.18%	1,062.31	-4.18%
12/31/2007	50%	2,306.23	-0.69%	1,054.94	-0.69%
1/31/2008	10%	2,167.90	-6.00%	1,054.94	0.00%
2/29/2008	10%	2,097.48	-3.25%	1,083.66	2.72%
3/31/2008	10%	2,088.42	-0.43%	1,081.72	-0.18%
4/30/2008	50%	2,190.13	4.87%	1,033.81	-4.43%
5/30/2008	10%	2,218.50	1.30%	1,033.81	0.00%
6/30/2008	60%	2,031.47	-8.43%	1,116.02	7.95%
7/31/2008	60%	2,014.39	-0.84%	1,110.40	-0.50%
8/29/2008	10%	2,043.53	1.45%	1,120.03	0.87%
9/30/2008	10%	1,861.44	-8.91%	1,192.56	6.48%
10/31/2008	50%	1,548.81	-16.79%	1,336.21	12.05%
11/28/2008	50%	1,437.68	-7.18%	1,336.21	0.00%
l12/31/2008	50%	1,452.98	1.06%	1,336.21	0.00%
1/30/2009	10%	1,330.51	-8.43%	1,336.21	0.00%
l2/27/2009	10%	1,188.84	-10.65%	1,466.21	9.73%
l3/31/2009	50%	1,292.98	8.76%	1,335.37	-8.92%
4/30/2009	10%	1,416.73	9.57%	1,335.37	0.00%

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SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the notes will be made against payment for the notes on or about June 9, 2009, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus supplement dated February 28, 2007.

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No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or RBC Capital Markets Corporation.  This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

$

Royal Bank of Canada

Direct Investment Notes Linked to the EquityCompass Equity Risk Management Strategy,
due July 9, 2010

May [  ], 2009